ORION ENGINEERED CARBONS ANNOUNCES INTERIM CASH DIVIDEND

Luxembourg - February 25, 2016 - Orion Engineered Carbons S.A. (NYSE: OEC), a worldwide supplier of specialty and high-performance Carbon Black, today announced that its board of directors has declared an interim dividend of €0.168482* per common share equivalent to a total distribution of €10 million based on the number of common shares currently outstanding.

The interim dividend will be paid on March 30, 2016. The record date for the interim dividend will be March 7, 2016. The interim dividend with respect to common shares held in book-entry form through the facilities of The Depository Trust Company will be paid entirely in U.S. Dollars, at the official U.S. Dollar/Euro exchange rate reported by the European Central Bank on March 18, 2016. No portion of the interim dividend with respect to any common shares held through The Depository Trust Company will be paid in Euro.

Luxembourg withholding tax at a rate of 15% will be deducted from the interim dividend, subject to certain exemptions and reductions in certain circumstances.

* The actual interim dividend per common share is €0.1684824554417399.

About Orion Engineered Carbons S.A.

Orion Engineered Carbons is a worldwide supplier of Carbon Black. The company offers standard and high-performance products for Coatings, Printing Inks, Polymers, Rubber and other applications. Our high-quality Gas Blacks, Furnace Blacks and Specialty Carbon Blacks tint, colorize and enhance the performance of plastics, paints and coatings, inks and toners, adhesives and sealants, tires, and manufactured rubber goods such as automotive belts and hoses. With 1,530 employees worldwide, Orion Engineered Carbons runs 15 global production sites and four Applied Technology Centers. For more information visit our website www.orioncarbons.com.

Contact

Orion Engineered Carbons S.A.
Investor Relations
Diana Downey, +1 832 445-3865
Investor-Relations@orioncarbons.com